DT COMMUNICATIONS, INC.
7325 Oswego Road, Liverpool, NY 13090
(315) 451-7515

August 26, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549-7010

Attention: Mr. Jay Knight, Staff Attorney

Re:	DT Communications, Inc. Registration Statement on Form S-1 Filed June 11, 2010 File No. 333-167456

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby apply to withdraw the Registration Statement on Form S-1 filed with the SEC on June 11, 2010 (File No. 333-167456). We respectfully request that the SEC issues an order granting the withdrawal of this registration statement as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the registration statement to the undersigned via mail at 7325 Oswego Road, Liverpool, NY 13090 with a copy to Benjamin Tan of Sichenzia Ross Friedman Ference LLP, via facsimile at (212) 930 -9725 and via mail at Sichenzia Ross Ference Friedman LLP, 61 Broadway, 32nd Floor, New York, NY 10006.

If you have questions regarding the foregoing application for withdrawal, please call me at (315) 451-7515 or Benjamin Tan at  Sichenzia Ross Friedman Ference LLP, outside counsel to the Registrant, at (212) 930-9700. We thank you in advance for your prompt consideration.

Very truly yours, DT COMMUNICATIONS, INC.
By:	/s/Craig Burton
Craig Burton
Chief Executive Officer